Exhibit 12.1

BEL FUSE INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
	2015	2014	2013	2012	2011
		(Revised)
Earnings:
Earnings before provision for income taxes	$25,732	$9,770	$15,165	$997	$7,872
Fixed charges	10,501	6,471	1,789	1,149	1,100
Total earnings	36,233	16,241	16,954	2,146	8,972

Fixed Charges:
Interest expense	7,588	3,978	156	16	-
Estimate of interest within rental expense (a)	2,913	2,493	1,633	1,133	1,100
Total fixed charges	10,501	6,471	1,789	1,149	1,100

Ratio of earnings to fixed charges	3.45	2.51	9.48	1.87	8.16

(a)	Estimate of interest within rental expense has been deemed to be approximately 33% of rental expense.